FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                        For the period ended May 31, 2001


                RTICA Corporation (formerly Inzeco Holdings Inc.)
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)


            999 Barton Street, Stoney Creek, Ontario L8E 5H4 Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

             Form 20-F   X     Form 40-F
                       -----              -----


   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes               No           X
                       -----              -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 --------------------

                                RTICA Corporation

                             ANNUAL INFORMATION FORM

                         For the year ended May 31, 2001







                             Dated January 29, 2002

Page ii

                                TABLE OF CONTENTS
                                -----------------

ITEM 1:     INCORPORATION OF RTICA CORPORATION.                                1
         Incorporation                                                         1
ITEM 2:     GENERAL DEVELOPMENT OF BUSINESS                                    1
ITEM 3:     DESCRIPTION OF THE BUSINESS                                        2
         General Description                                                   2
         Manufacturing                                                         3
         Marketing, Sales and Seasonality                                      3
         Pricing                                                               4
         Competition                                                           4
         Number of Employees                                                   5
         Property, Plants and Equipment                                        6
         Government Regulation                                                 6
         Research and Development, Licenses and New Products                   7
         Patents                                                               7
         Risks of Foreign Operations                                           7
ITEM 4:     SELECTED CONSOLIDATED FINANCIAL INFORMATION                        8
         Annual Financial Information                                          8
         Quarterly Financial Information                                       9
         Reporting Currency                                                   10
ITEM 5:     MANAGEMENT'S DISCUSSION AND ANALYSIS                              10
ITEM 6:     MARKET FOR SECURITIES AND PRICE RANGE                             11
ITEM 7:     DIRECTORS AND OFFICERS                                            12
         Executive Compensation                                               14
         Employment Agreements                                                15
         Stock Option Plan                                                    16
         Indemnification of Directors and Executive Officers                  16
         Committees of the Board                                              17
         Share Ownership                                                      18
         Certain Relationships and Transactions                               19
         Forward Looking Statements                                           19
ITEM 8:     ADDITIONAL INFORMATION                                            20
         Additional Information                                               20

    All dollar amounts in this Annual Information Form are in Canadian dollars except where indicated otherwise.

 All information is given as of January 29, 2002 except as otherwise indicated.

Certain of the information contained in this Annual Information Form has been obtained from publicly available information from third party sources. The Company has not verified the accuracy or completeness of any information contained in such publicly available information. In addition, the Company has not determined if there has been any omission by any such third party to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information contained in such publicly available information has been furnished or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

Certain statements contained in this Annual Information Form constitute forward-looking statements. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Item 1:   INCORPORATION OF RTICA CORPORATION (the "Company" or "RTICA").

Incorporation

   The Company was incorporated by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on May 30, 1997 under the name Inzeco Holdings, Inc. In April 2001, it changed its name to RTICA Corporation and continued the Company's existence under the laws of the province of Ontario.

   The principal office is located at 999 Barton Street, Stoney Creek, Ontario, Canada L8E 5H4. The registered office is located at Suite 700, 220 Bay Street, Toronto, Ontario M5J 2W4. The Company maintains a website at www.rtica.com.

   RTICA is a public corporation whose shares are listed for trading, since October 1997, on the Canadian Venture Exchange (CDNX). The trading symbol on the CDNX was changed from IZE to RTN, effective the opening of the market on April 9, 2001. The authorized capital consists of an unlimited number of common shares, of which 34,715,136 were issued and outstanding as of January 28, 2002, and an unlimited number of preferred shares, none of which are issued or outstanding.

Item 2:   GENERAL DEVELOPMENT OF BUSINESS

   RTICA has two wholly-owned subsidiaries, Rtica Inc. and Inzeco Overseas, Ltd. RTICA develops, produces and markets its RTICATM product through Rtica Inc., a corporation formed under the laws of the province of Ontario, Canada. Inzeco Overseas, Ltd., a Barbados corporation, acquired the non-North American rights to the technology from Rtica Inc., and may in the future license such technology to third parties outside of North America.

   On January 9, 2001, RTICA filed an initial registration statement in the U.S. on Form SB-2 and it was declared effective by the Securities Exchange Commission. The registration statement covered the resale of shares acquired by certain purchasers in a private placement. As a result, RTICA now has ongoing disclosure responsibility both in Canada and the United States. In addition, the audited financial statements now require a U.S. GAAP reconciliation. The Fair Disclosure guidelines of the SEC and similar guidelines in Canada are used accordingly as templates to structure RTICA's corporate disclosure policy.

Trends

   As a development stage company, it is not yet possible to determine what trends will develop for production, sales and inventory of the Company. Marketing research suggests that market demand for RTICATM will continue once commercial production begins, however, there can be no assurances that demand will actually continue once production and sale of commercial quantities of product begins.

Item 3:   DESCRIPTION OF THE BUSINESS

General Description

   RTICA is in the business (through its wholly owned subsidiary, Rtica Inc.)
of developing and producing insulating materials for use in the residential and commercial building market. Its insulating products are marketed under the name "RTICA TM ." RTICA TM is a non-irritating insulating material for thermal and acoustical applications. RTICA manufactures RTICA TM utilizing polyethylene terephthalate ("PET"), a plastic commonly used in soft drink bottles, packaging, film and fibers. PET is a commodity raw material available from many sources in Canada and the United States. For more than the past five years, RTICA has endeavored to improve the insulating properties of its product while increasing production levels of consistent, high quality product.

   RTICA TM looks and is applied like fiberglass in both blowing wool and batt applications. Results from internal and independent laboratory testing demonstrate that RTICA TM provides an equivalent thermal performance to glass and rock wool fibers, cellulose and expanded polystyrene foam insulating materials. In addition, based on the Company's manufacturing costs, management believes that RTICA TM can be sold at competitive prices.

   RTICA TM can be produced in a variety of forms and shapes to satisfy most insulation applications. This includes, flexible batts, boards, shapes, and blowing wool (loose fill). In addition, no special protection is needed to handle the material. These qualities, combined with lower production costs associated with RTICA TM than required for the production of traditional insulation materials make RTICA TM competitive with all but the lowest performance insulation.

   The Company is currently in the process of expanding its manufacturing capabilities and over the past six months have shipped quantities of product of RTICA TM for demonstration and testing to potential customers in the United States and Canada. No revenues were booked from these shipments. Current marketing efforts are targeted to professional contractors in the United States. RTICA has been working with groups of U.S. contractors on product development and market testing over the past year. Management anticipates that this will facilitate its introduction of RTICA TM to the retail side in the U.S. market, however, there can be no assurances that the Company will be able to successfully implement it's expansion strategy of offering increasing quantities of its products.

   The Company's success will depend in large part upon the ability of its products to meet targeted performance and cost objectives. The Company has committed considerable time, effort and resources to finalize development of its products and product enhancements. The Company's ability to produce large scale commercial quantities of RTICA TM of consistent high quality is unproven. Large scale commercial production is subject to unanticipated delays, expenses, difficulties, the possible insufficiency of funding as well as other risks inherent in the development of new products and technologies. Production is not expected to commence prior to the fourth quarter of 2002.

   The Company's future operating results will also depend upon its ability to gain market acceptance of RTICA TM. Although RTICA is working with U.S. contractors on marketing and development, the market for its product is still new and evolving, and it is difficult to assess or predict with any assurance the growth rate, if any, or the size of the market for RTICATM. There can be no assurance that the market for its product will develop, or that its product will achieve market acceptance. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if RTICATM does not achieve significant market acceptance, its business, operating results or financial condition will be materially adversely affected.

   Once RTICA begins manufacturing and distributing commercial quantities of product, management anticipates seasonal fluctuations in sales and operating results from quarter to quarter. In general, operating results in the industry are weakest in the first calendar quarter because of the effects of winter weather on construction and the consequent reduction in sales of insulation. The effects of seasonality on future operating results could adversely affect the market price of the common shares.

Manufacturing

   The raw material, recycled PET, is received in flake or pellet form and stored in silos. The stored material is filtered, blended and ground to remove metals, dust and other contaminants to better ensure that material sent to the extruder is consistent. The PET is then dried and the dried PET is fed to a hopper above the extruder which melts it, and pushes the molten material through a die into a stream of hot air which pulls it from the die. An important feature of the technology is that the distance of the die and the collection is variable. Therefore, the extruder is mounted on a hydraulic platform so that it can be set accurately. In addition, there is an automatic screen changer for "melt filtering" of the molten PET, a heated polymer manifold, and a number of die modules. The heated polymer manifold will include metering equipment for the injection of flame retardants, colorants, and other additives. The air supply system is particularly important to the process as the polymer is pushed into an attenuating zone where it is pulled by hot air. To achieve this, the system contains an air supply system and an air heater capable of maintaining the air supply at the required temperature. The hot air is delivered through insulated piping to a manifold and proprietary nozzles. The properties of the finished PET fibers depend on the parameters used in the process. The rate of the molecular orientation (stretch) in the PET depends on drawing it out from the extruder at the proper speed and temperature, and a critical feature of the process is the quenching of the PET under stress as the air dissipates. It is essential that the temperatures and drop are coordinated to achieve optimal results.

Marketing, Sales and Seasonality

   The residential segment of the insulation market in North America is currently dominated by products produced from fiberglass and other mineral fiber products. Management believes that the RTICA TM product is well positioned to supply product for high performance thermal and acoustical applications in construction and manufacturing sectors currently occupied by fiberglass and plastic foams. However, RTICA TM is a new product with no broad based recognition and the Company does not currently have any established sales and distribution channels for RTICA TM. To overcome the lack of an existing market, management has adopted a strategy of a focused marketing effort directed at certain large insulation contractors in the United States. Management believes that this market represents a significant customer base that can be targeted at relatively low cost, rather than expending significant funds for the creation of a broad-based national sales network. Relationships developed with large insulation contractors will assist and enhance the Company's marketing efforts by providing product validation as well as important anticipated customer endorsements for RTICA TM which will generate additional consumer demand. Based on the success of the Company's marketing and sales effort, management will then consider expanding its marketing program to include architects, builders, sub-contractors and retail outlets throughout Canada and the United States.

   The Company is presently negotiating with certain United States installation contractors, who may purchase all of the initial output of its production facility subject to competitive pricing. To date, no sales contracts have been entered into and there can be no assurance that any sales will actually be made to these contractors.

   Management believes that in the future, the Company will have the potential to sell licenses to manufacture, use and sell RTICA TM products using its patented technology and trademarks outside of Canada and the United States. Potential licensees include contractors, distributors of construction materials and end users who require large quantities of insulation materials. The Company may also seek strategic partners among product users and manufacturers that use and/or produce PET, as well as other investors who are interested in participating to bring RTICA TM to market.

   On September 1, 1997, the Company granted, for a fee of $20,000, an option for an exclusive ten-year license to make, use and sell its insulation products in four provinces located in western Canada using the Company's technology. The option may be exercised at any time within six months after the date the Company produces RTICA TM at a rate of 500 kilograms per hour at its Ontario facility. The exercise price for the option is $500,000. Although the license would be exclusive even as to RTICA, management believes that the territory covered by the license represents approximately 2% of the potential customer base (by population) in Canada and the United States. There can be no assurance that the optionee will exercise its option for the license.

Pricing

   There are a number of parameters that impact upon the pricing of insulation products. These include costs of raw materials, costs of energy, the density of the fiber, fiber thickness, direct labor and packaging. In addition, numerous factors are likely to influence cost competitiveness considerations, including ease of insulation and resistance to heat flow. The Company's pricing assumptions are based upon underlying assumptions with respect to direct labour, materials, and yield, which in turn is predicated upon certain mean assumptions with respect to production output, fiber physical properties, thickness, loft, resultant density and thermal performance. While management has made test installations of RTICA TM, the Company have not yet sold any product. Therefore, the Company's ability to fully test the reasonableness of management's pricing assumptions is not yet evident. This will be necessary if RTICA is to instill confidence in builders and distributors, and in various trade associations, which might then be willing to promote the dissemination of RTICA TM in the marketplace.

Competition

   Management believes that certain attributes of RTICA TM provide the Company with a competitive advantage. These attributes include the following:

   - User Friendly Product: RTICA TM neither causes skin irritation on contact nor poses a threat to respiratory health due to dust inhalation. Such ease and comfort in handling are factors that we believe provide the most significant advantage of our product for all users, especially professional installation contractors.

   - Thermal Performance: RTICA TM provides excellent thermal performance properties with optimum cost-efficiency.

   - Energy Conservation: RTICA TM requires less energy to make than most competitive products, yet conserves more energy when in place; it utilizes significant quantities of recycled PET, an inducement to recycling of plastic waste.

   Management believes that there is no insulation product on the market that competes directly with RTICA TM in terms of achieving significant savings through the use of recycled plastic to produce insulation material. RTICA TM will compete in the extremely competitive building insulation market, principally composed of large domestic and multinational companies which have significantly greater assets, working capital and marketing personnel.

   In addition, management expects that if RTICA's products become successful, competitors will be more likely to develop and introduce into the marketplace comparable products and technologies. In such event, the Company will likely be competing with larger, better capitalized and nationally recognized competitors.

Number of Employees

   Keeping pace with a dramatic increase in administrative and manufacturing activity led to a significant strengthening of the Company's human resources. New staff appointments include a controller, office coordinator, project manager, plant supervisor, plant mechanic and technician. Based on the Company's capital and the size of its facility, its staff can now operate the plant 24 hours per day, four days per week. Management expects to be able to operate the plant 24 hours a day, seven days per week during fiscal 2003, however they can make no assurances that the Company will obtain the proper financing and be able to expand the capacity of the plant in order to achieve that objective within that time frame if at all.

   The Company currently employs seven full-time employees and five full-time consultants, including Warren Arseneau, President of RTICA, who provides services pursuant to a written consulting agreement. See "Employment Agreements." All full-time employees perform services at the Stoney Creek facility.

Property, Plants, Equipment

   The Company leases 10,000 square feet of plant and office facilities in Stoney Creek, Ontario, Canada, which is about halfway between Buffalo, New York, and Toronto, Ontario. The site is equipped with production, office and test laboratory facilities and is under a lease expiring May 31, 2004 and has a monthly rent of $6,738 plus taxes. Although commercial production does not occur at this facility, machinery and equipment at this facility has annual capacity of 560,000 kilograms assuming a twenty-four hour day, year round production schedule. There are no encumbrances on company owned capital assets.

   The facility is zoned for industrial applications, and the Company is subject to certain workplace health and safety guidelines, including forklift licensing and workplace safety policies and procedures, with which management believes are in compliance. In addition, management believes that RTICA is in compliance with all of the applicable regulations and statutes that govern the disposal of waste inventory, machine parts, and other similar items.

   The plant at Stoney Creek was designed and constructed as a research and development facility and is therefore limited in terms of space and machinery. Management intends to expand the plant's capacity either through the renovation of the existing facility or by locating an appropriate facility elsewhere. The increase in production capacity resulting from the expansion of production capabilities will depend on the amount of capital which the Company can raise. The Company intends to finance any such expansion or relocation through a combination of equity and debt financing, with an emphasis on equity financing, however, there is no assurance that such financing will be available.

Government Regulation

   Based on product testing, management believes that RTICA TM will meet applicable building code standards in most jurisdictions in Canada and the United States. Although building code certification is generally necessary as a practical matter, it is not required to legally sell the product; users of the Company's product may obtain approval for their intended product use on a case-by-case basis in the local jurisdiction where the product is being used. Once a product is certified, it is given a "listing reference number," which enables users to bypass the building code review process on a case by case basis in connection with each proposed use of the product. Certification saves users time and effort, and management believes that it is imperative that the Company obtain certification for RTICA TM as soon as practicable. The Company is in the process of applying for certification in Canada and the United States. Building code certification of a product generally requires an audit of manufacturing and testing processes and a manufacturer's demonstration of its ability to make a product with given specifications on a consistent, ongoing basis. Certification of RTICA TM is not expected to be obtained until the expansion of the Company's manufacturing capability is completed and reasonable production levels are sustained. There is no guarantee that the Company's standard will be accepted or that RTICA TM will be certified and establish a listing. The failure to obtain certification could have a significant adverse affect on the ability to successfully commercialize the Company's product. Considerable resources have been allocated to the building code approval process, particularly as they apply in U.S. jurisdictions. After many months of delay and frustration, management is pleased to report progress, having overcome the inertia of the U.S. system to secure approvals for a significant portion of the U.S. market.

Research and Development, Licenses and New Products

   To facilitate its transition to operations, the Company has shifted virtually all research and development to its long-standing research collaborator, the National Research Council Industrial Materials Institute, ("NRC-IMI") in Boucherville, Quebec. NRC-IMI has a world-wide reputation as a leader in plastic processing and technology with a specialized infrastructure and personnel relating to its products. RTICA has engineered, built and installed at NRC-IMI's facility a research and development scale manufacturing line that incorporates all of the Company's technical processing advances to date. This new arrangement allows the Company to direct the activities of the Stoney Creek plant solely towards product and market development.

   From inception to May 31, 2001, the Company has incurred $2,657,300 on research and development. These research and development activities are focused on making production of products more cost effective and improving product features to add value.

   Under a grant program with the Canadian federal government through the National Research Council Canada ("NRC-Canada"), the Company is eligible to be reimbursed for a portion of research and development expenses paid by it to NRC-IMI. The Company also has a Repayable Contribution Agreement with NRC-Canada under which NRC Canada agrees to make repayable contributions up to $445,000 for the performance of certain work undertaken. Amounts contributed by NRC-Canada are repayable commencing January 1, 2004, based on 1% of the Company's gross revenue up to a maximum of $667,500.

   During the year the Company achieved breakthroughs in fiber properties, processing methods, equipment design and product features. Aside from broadening its know-how, these advances have led to an application for another patent. Most significantly, the Company developed R-Buds TM, an innovation in blowing wool configuration with far reaching benefits. R-Buds TM is a high density form of the product that allows the Company to ship product cost-effectively on a national basis, and radically simplifies the handling and installation of blowing wool by professional contractors.

Patents

   The Company has US patent number 5,582,905 (published on December 10, 1996) and Canadian patent number 2,190,957 (published on April 6, 1999). These patents cover fiber based plastic insulating products made without using adhesives or mechanical methods to create thickness, or loft, which is a fundamental requirement for efficient insulating performance. Although RTICA TM is made of recycled PET, management believes that the patents cover a wide range of polymers. The US patent will expire on December 9, 2016, and the Canadian patent will expire on April 5, 2019. Applications for such patents are also pending in the European Patent Office. Even though these patents do not prevent others from making thermoplastic fiber insulation, management believes that they will result in their incurring higher manufacturing costs due to the need to use more difficult methods to create the loft. The Company has filed additional patent applications for its method and related equipment designs in the United States.

Risks of Foreign Operations

   Currency fluctuations that devalue the Canadian dollar against the United States dollar could adversely effect results of operations. In the event that the Canadian dollar was materially devalued against the United States dollar, the Company's operating results could be materially adversely affected. The volatility of the Canadian dollar against United States currency may affect the Company's profits, as certain supplies and equipment purchased by the Company are manufactured and exported to Canada by foreign companies. Accordingly, the relationship of the Canadian dollar to the value of the United States dollar may materially affect operating results.

Item 4:  SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Financial Information

   The following selected consolidated financial information is qualified by reference to and should be read in conjunction with the section entitled "Management's Discussion and Analysis" and the consolidated financial statements contained in the Company's Annual Report for the year ended May 31, 2001.
Annual financial statements and quarterly financials statements of the Company can be found on the SEDAR website at www.sedar.com. The following table sets
                                     -------------
forth, in summary form, certain financial information of the Company on a consolidated basis, as reported in the audited financial statements of the Company for the year ended May 31, 2001, with comparative information for the years ended May 31, 2000 and May 31, 1999.

--------------------------------------------------------------------------------------------------------------------
                                                                         Selected Consolidated Financial Information
                                                                                    ($) for the Periods Ended
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                          May 31, 2001   May 31, 2000   May 31, 1999
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Total Revenue                                                                97,101         13,172         60,233
--------------------------------------------------------------------------------------------------------------------
Income (Loss) from continuing operations                                 (2,964,713)    (1,305,407)    (1,287,460)
--------------------------------------------------------------------------------------------------------------------
   - per share from continuing operations                                     (0.13)         (0.09)         (0.11)
--------------------------------------------------------------------------------------------------------------------
  - fully diluted per share from continuing operations                        (0.12)         (0.07)         (0.07)
--------------------------------------------------------------------------------------------------------------------
Net income (Loss)                                                        (2,964,713)    (1,305,407)    (1,287,460)
--------------------------------------------------------------------------------------------------------------------
   - per share from continued operations                                      (0.13)         (0.09)         (0.11)
--------------------------------------------------------------------------------------------------------------------
   - per share fully diluted                                                  (0.12)         (0.07)         (0.07)
--------------------------------------------------------------------------------------------------------------------
Total assets                                                              1,938,395        240,330        863,737
--------------------------------------------------------------------------------------------------------------------
Long term debt                                                              200,694        349,278           -
--------------------------------------------------------------------------------------------------------------------
Dividends per share                                                             Nil            Nil            Nil
--------------------------------------------------------------------------------------------------------------------

Quarterly Financial Information

The following tables set forth, in summary form, certain financial information of the Company on a consolidated basis for the last eight quarters.

                      Year-Ended 2002 (Unaudited)

--------------------------------------------------------------------------------------------------------------------
                                                                         1st Qtr                  2nd Qtr
                                                                         8/31/01                 11/30/01
--------------------------------------------------------------------------------------------------------------------
Revenue                                                                   6,482                    30,787
--------------------------------------------------------------------------------------------------------------------
Income (Loss) from continuing operations                               (859,119)                 (562,486)
--------------------------------------------------------------------------------------------------------------------
   - per share from continuing operations                                 (0.03)                    (0.02)
   - fully diluted per share from continuing operations                   (0.03)                    (0.02)
--------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                      (859,119)                 (562,486)
--------------------------------------------------------------------------------------------------------------------
   - per share                                                            (0.03)                    (0.02)
--------------------------------------------------------------------------------------------------------------------
   - fully diluted per share                                              (0.03)                    (0.02)
--------------------------------------------------------------------------------------------------------------------

                     Year-Ended 2001 (Unaudited)

--------------------------------------------------------------------------------------------------------------------
                                                           1st Qtr       2nd Qtr       3rd Qtr       4th Qtr
                                                           8/31/00      11/30/00       2/28/01       5/31/01
--------------------------------------------------------------------------------------------------------------------
Revenue                                                     22,626        41,200       19,363           13,912
--------------------------------------------------------------------------------------------------------------------
Income (Loss) from continuing operations                  (554,290)     (551,122)     (80,132)      (1,820,481)
   - per share from continuing operations                    (0.03)        (0.03)       (0.00)           (0.08)
   - fully diluted per share from continuing operations      (0.02)        (0.02)       (0.00)           (0.07)
--------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                         (554,290)     (551,122)     (80,132)      (1,820,481)
   - per share                                               (0.03)        (0.03)       (0.00)           (0.08)
   - fully diluted per share                                 (0.02)        (0.02)       (0.00)           (0.07)
--------------------------------------------------------------------------------------------------------------------

                   Year-Ended 2000 (Unaudited)

--------------------------------------------------------------------------------------------------------------------
                                                                         3rd Qtr                 4th Qtr
                                                                         2/28/00                 5/31/00
--------------------------------------------------------------------------------------------------------------------
Revenue                                                                      73                       2,285
--------------------------------------------------------------------------------------------------------------------
Income (Loss) from continuing operations                               (641,648)                   (113,805)
   - per share from continuing operations                                 (0.04)                      (0.01)
   - fully diluted per share from continuing operations                   (0.03)                      (0.01)
--------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                      (641,648)                   (113,805)
   - per share                                                            (0.04)                      (0.01)
   - fully diluted per share                                              (0.03)                      (0.01)
--------------------------------------------------------------------------------------------------------------------

Reporting Currency

The Company's published annual and quarterly financial statements are issued in Canadian dollars.

Item 5:   MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

   The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the related notes included elsewhere in this Annual Report. RTICA's consolidated financial statements are reported in Canadian dollars and have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. These principles conform in all material respects with accounting principles generally accepted in the United States, or U.S. GAAP, except as described in note 13 of the Company's consolidated year-end financial statements.

   The Company has not yet commenced commercial production, and RTICA earned no income from operations in the fiscal year ended 2001. The Company expended larger amounts of resources to develop manufacturing parameters and processes during fiscal 2001.

   RTICA's consolidated assets during the fiscal year ended May 31, 2001 decreased from $2,401,330 to $1,938,395. Cash, short-term investments and cash in trust comprised $1,394,051 and $1,712,725 of total assets at May 31, 2001 and 2000 respectively.

   During the fiscal year ended 2001, the Company raised a total of $2,759,241 from the issuance of special warrants, share purchase warrants, the exercise of share purchase warrants and the exercise of stock options. On May 29, 2001, convertible debentures were converted into 900,000 common shares of the Company with an assigned value of $370,722. In the fiscal year ended 2000, RTICA raised $1,680,570 pursuant to a private placement.

   As a development stage company, RTICA has generated no revenues from the sale of product during the fiscal year ended 2001. Interest income of $97,101 was earned during the year versus $7,095 in the prior year, as a result of higher cash balances following the share issuance previously discussed.

   Operating expenses of $3,061,814 were significantly higher than the prior year of $1,318,579, as a result of product and market development activities undertaken.

   During the year, the Company received $200,694 in repayable contributions from the National Research Council ("NRC") to assist in pre-commercialization. In addition, the Company has been reimbursed for $156,000 in the current year for research and development projects carried out by the NRC.

   RTICA expanded its shareholder base to include potential customers of its production and other institutions. Fiscal 2001 began in early June with the completion of a May 31, 2000 private placement, in which certain members of a U.S. based buying group, the National Insulation Contractors' Exchange ("NICE"), participated as lead investors, joined by prominent institutional participants.

   The Company is exposed to cash balances of United States bank balances and the purchase cost for inputs sold in U.S. dollars. The size and nature of its operations do not allow the managing of risk through the use of hedging instruments.

LIQUIDITY AND CAPITAL RESERVES

   The Company generates cash from private placement equity financings, interest income on cash balances, receipt of recoverable goods and services tax, and government assistance for research and development initiatives.

   In the fiscal year ended 2000, the Company raised money through the issuance of a convertible debenture for $360,000 and the issue of $1,715,854 worth of common shares. In the fiscal year ended 2001, this debenture was converted into 900,000 common shares. RTICA has no other debt outstanding besides trade payables in the normal course of business and recoverable government contributions from future revenues.

   RTICA's cash balances are invested in bank balances and short term money market instruments. As cash is required, money market instruments are redeemed and transferred to bank balances to satisfy accounts payable. All of the Company's cash and cash equivalents are held in either United States and Canadian dollars. RTICA does not currently use any financial instruments for hedging purposes.

   As at May 31, 2001 and through the date of this report, the Company has no commitments for any material additions to its capital equipment.

Item 6:   MARKET FOR SECURITIES AND PRICE RANGE

   The authorized capital consists of an unlimited number of Common Shares, of which 34,715,136 were issued and outstanding as of January 28, 2002, and an unlimited number of Preferred Shares, none of which are outstanding. RTICA's Common Shares currently trade on the Canadian Venture Exchange (CDNX) under the symbol RTN. The Company has no established trading market in the United States. Although the Company is seeking a market maker to apply to the National Association of Securities Dealers to quote its Common Shares on the Over the Counter Bulletin Board (OTCBB), no assurances can be made that any market maker will agree to quote its Common Shares on the OTCBB or that a public market for RTICA's shares will ever develop in the United States.

Item 7:   DIRECTORS AND OFFICERS

The names of the directors and officers of the Company, their municipalities of residence, their respective positions with the Company and the date upon which they were first elected as a director or officer of the Company are set out below:

                                                                                   Date of First Election
Name and Municipality of Residence           Present Principal Occupation            as Director/Officer
Warren Arseneau                            - Director and President of               April 28, 1998
Burlington, Ontario                          the Company

Roger J. Short                             - Director                                May 30, 1997
Kimberley, Ontario                         - Principal of Lecourt
                                             Enterprises Investment
                                             Management and
                                             Consulting

Robert H. Stikeman(1)                      - Director, Chief Financial               May 22, 1998
Toronto, Ontario                             Officer & Secretary
                                           - Lawyer

Martin H. Beck(1)                          - Director, Vice-President,               May 30, 1997
Amherst, New Hampshire                       Technology
                                           - Principal shareholder and
                                             director of Dev Tech
                                             Labs, Inc.

Michael Boyd(1)                            - Director                                April 28, 1998
Etobicoke, Ontario                         - President of Junior
                                             Industrial Finance Corp.

Steven Letwin                              - Director                                November 9, 2000
Toronto, Ontario                           - Vice-President,
                                             Distribution & Services
                                             of Enbridge Inc.

Richard Galloway,                          - Vice-President, Sales &                 June 1, 2000
Cotonsville, Maryland                        Marketing

Notes:
(1)   Member of audit committee and compensation committee.

Each of the directors and officers set out in the table above has held the position set out opposite his or her name under the heading "Present Principal Occupation" for the last five years except as follows:

   Warren Arseneau - Warren Arseneau - President and Director since inception of the Company in April of 1987. Mr. Arseneau has occupied a key role in guiding the development of Rtica Inc. since its establishment in 1991. From
June 1991 to June 1998, Mr. Arseneau served as a consultant to RTICA pursuant to a management contract between Rtica Inc. and Mr. Arseneau. From June 1998 through December 1999, Mr. Arseneau provided services to Rtica Inc. and RTICA pursuant to a management contract with Flat Rock Management, a sole proprietorship in Ontario engaged in management consulting which is wholly owned by Mr. Arseneau. From December 1999 through May 15, 2000, Mr. Arseneau worked without a written agreement. On May 15, 2000, a second consulting agreement was effected between Flat Rock Management and Rtica Inc. Mr. Arseneau currently serves as a consultant to RTICA under this contract which will remain in effect until December 31, 2004. See "Employment Agreements."

   Roger J. Short - Director since inception. Since September 1996, Mr. Short has operated Lecourt Enterprises Investment Management and Consulting. From September 1994 to September 1996, Mr. Short was chairman and chief executive officer of ES&S Limited, a privately held Canadian corporation in the industrial distribution business. From January 1991 to September 1994, Mr. Short was president, chief executive officer, and a director of Wajax Ltd., a Canadian public corporation listed on both the Toronto Stock Exchange and the Montreal Stock Exchange. He was also a director of Wajax Ltd.

   Robert H. Stikeman - Counsel, Director and Chief Financial Officer since inception. Mr. Robert Stikeman has practised law in the Province of Ontario for approximately twenty years. Since 1986 he has served as senior partner in Stikeman, Graham, Keeley & Spiegel LLP, a law firm which he was instrumental in establishing. Prior to that he was employed in private practice since approximately 1975.

   Martin H. Beck - Vice President, Technology and Director since inception. Since 1988, Mr. Beck has been the principal shareholder and director of Dev Tech Labs, Inc., a private corporation providing a research and development facility. In 1986, Mr. Beck founded Dev Tech, Inc., a consulting and engineering corporation. In 1991, Dev Tech, Inc. and Dev Tech Labs, Inc. merged. During the period from 1977 to 1985, Mr. Beck was employed by Continental Can Corporation, a public corporation in the United States, initially as a research and development supervisor and then a general manager of research and engineering and site manager in research and development, engineering and manufacturing support anddivision quality control.

   Michael M. Boyd - Director since inception. From May 1995 to the present, President, Junior Industrial Finance Corp. a private investment company. Prior to January 2002, Mr. Boyd was Managing Director, Merchant Banking with HSBC Capital (Canada) Inc. HSBC Capital (Canada) Inc. is a subsidiary of the HSBC Bank Canada, a member of the HSBC Group, one of the largest financial institutions in the world. Mr. Boyd has over twenty-five years of business experience in the areas of venture capital investment, corporate finance and merchant banking. Mr. Boyd also serves as a Director for Afton Food Group Inc. which is listed on the Toronto Stock Exchange under the symbol AFF, Wescam Inc, listed on the Toronto Stock Exchange as WSC, and Stake Technology Limited, listed on NASDAQ under the symbol STKL and the Toronto Stock Exchange under the symbol SOY.

   Steven Letwin - Director since November 2000. Mr. Letwin is currently the Vice-President, Distribution & Services of Enbridge Inc. and prior to holding this position he was the President and Chief Operating Officer of Energy Services for Enbridge Inc. during the period of March 1999 through August 2000.

Prior to his employment with Enbridge Inc., he was employed as the Chief Financial Officer (from March 1998 to March 1999) and Vice-President, Marketing (from October 1995 to March 1998) of TransCanada Pipelines. Mr. Letwin has held senior executive positions with a number of companies in the energy transmission, exploration and production sectors. He has been responsible for acquisitions and divestitures, corporate economics and planning, corporate services and information systems, and financial services in companies that were involved in gas transmission, oil, refined products and electrical power.

   Richard Galloway - Vice-President, Sales and Marketing since June 2000. Prior to that period, from September 1999 to May 2000, Mr. Galloway performed similar marketing services for RTICA on a part time basis. From September 1989 through December 1999, Mr. Galloway performed marketing services for Team Contracting Inc. in the construction industry. Specifically Mr. Galloway worked in the areas of construction management for additions and renovations and construction of low income housing. His major clients included the United States Military, the Department of Housing, in various locations through out the United States, the New York City Board of Education and the City of New York Design & Construction Department. Prior to his employment at Team Contracting, Inc., Mr. Galloway was a sales and marketing executive in the insulation industry.

   All Directors hold office until the next annual meeting of shareholders and the election and qualification of their successors. Directors currently receive no compensation for serving on the Board of Directors other than reimbursement of reasonable expenses incurred in attending meetings. Officers are elected annually by the Board of Directors and serve at the discretion of the Board. There is no family relationship between any Director or Officer and any other Director or Officer.

Executive Compensation

   The following table sets forth all compensation paid in respect of the Chief Executive Officer and those individuals who received compensation in excess of $100,000 per year ("Named Executive Officer"). RTICA has one Named Executive Officer. There were no other individuals who received compensation in excess of $100,000 in the most recently completed fiscal year. During the Company's most recently completed financial year the Named Executive Officer received an aggregate cash compensation by the Company and our wholly owned subsidiary, Rtica Inc. in the amount of $153,500.

Summary Compensation Table(1)
In Canadian Dollars

                                                Annual Compensation              Long-Term Compensation

Name and Principal                 Year        Salary (C$)     Bonus(C$)          Securities Underlying
Position                                                                             Options/SARs (#)
Warren Arseneau, President         2001        153,500(1)        0(2)                  200,000 (3)
------------------------------------------------------------------------------------------------------------

(1) This represents management fees paid under a consulting contract pursuant to which office and administrative expenses of approximately $40,000 incurred by Mr. Arseneau were to be paid by Mr. Arseneau.

(2) Under the terms of Mr. Arseneau's contract with RTICA, over the four year term of the agreement, Mr. Arseneau is entitled to bonuses totalling up to $325,000 if RTICA meets certain economic and strategic goals. See "Employment Agreements."

(3) On December 1, 2000, Mr. Arseneau was granted 100,000 options which were immediately exerciseable into 100,000 Common Shares of RTICA at an exercise price of $0.70 per share and an expiration date of December 1, 2003. On January 15, 2001, Mr. Arseneau was granted another 100,000 options which were immediately exerciseable into 100,000 Common Shares of RTICA at $0.57 per share and an expiration date of January 15, 2004. On January 17, 2002, Mr. Arseneau was granted another 100,000 options exercisable at $0.48 per share having an expiration date of January 17, 2005. The options were granted pursuant to the terms of the Arseneau Consulting Agreement described below under "Employment Agreements."

Employment Agreements

   Rtica Inc., the wholly owned subsidiary of RTICA, signed a consulting agreement with Warren Arseneau dated May 15, 2000 to manage Rtica Inc. (the "Arseneau Consulting Agreement"). The Arseneau Consulting Agreement terminates on December 31, 2004. In consideration for the services to be provided by Mr. Arseneau, RTICA has agreed to pay the following consulting fees to Mr. Arseneau:
$13,000 per month during calendar 2001; $13,500 per month during calendar 2002; $14,000 per month during calendar 2003; $1,500 per day, for a maximum of 100 days during calendar 2004. Mr. Arseneau is also entitled to bonuses totalling $325,000, in the event the company meets certain economic and strategic goals. In the event of a sale of RTICA, Mr. Arseneau will be entitled to one percent (1%) of the sale proceeds. In addition, in the event of a change in control, RTICA will owe Mr. Arseneau a penalty fee of $750,000 if the Arseneau Consulting Agreement is terminated within 24 months of the change in control.

   In addition, the Arseneau Consulting Agreement provides for Mr. Arseneau to be granted options to purchase a total of 425,000 of RTICA's Common Shares. The options are to be issued as to 100,000 shares on each of December 1, 2000, January 15, 2001, January 15, 2002, and January 15, 2003, and as to the remaining 25,000 shares underlying the options on January 15, 2004. The options shall be immediately exercisable at the fair market value on the date of issuance. Mr. Arseneau has been granted 300,000 options pursuant this grant. Mr. Arseneau is also reimbursed for certain travel expenses and other direct expenses made on behalf of RTICA.

   Rtica Inc. has also signed a confidentiality, non-competition and intellectual property agreement with Warren Arseneau dated May 15, 2000. The term of the agreement is for 3 years after termination of the consulting agreement with Mr. Arseneau.

   Mr. Michael Boyd, through Junior Industrial Finance Corp., ("JIFC") provides financing, strategic planning and other consulting services to RTICA pursuant to a consulting agreement between Rtica Inc., a wholly owned subsidiary of RTICA, and JIFC. The agreement is effective as of April 1, 2000 and terminates on December 30, 2002. Under the agreement, Mr. Boyd receives $500 per month plus $50 per month expense allowance and reimbursement for out of pocket expenses incurred in connection with services performed.

   Mr. Martin Beck provides financing, strategic planning and other consulting services to RTICA pursuant to a consulting agreement between his company Dev Tech Labs, Inc. and Rtica Inc., a wholly owned subsidiary of RTICA. The agreement is effective as of April 1, 2000 and terminates on December 30, 2002. Under the agreement, Mr. Beck receives US$1,000 for up to ten hours consulting services per month plus US$100 per month for reimbursement of expenses for which no statement is required for up to twenty hours consulting services per month. For consulting services over ten hours per month, Mr. Beck is paid fees of US$1,000 per day and US$50 per day for expenses for which no statement is required. In addition, Mr. Beck is entitled to a bonus of US$5,000 in the event RTICA secures financing of at least $2,000,000 during the term of the agreement.

   Mr. Roger Short advises RTICA under a consulting agreement between Rtica
Inc. and Mr. Short. The agreement is effective as of January 1, 2002 and terminates on December 31, 2002. Under the agreement, Mr. Short receives $1,500 per diem for active consulting service time and $250 per month expense allowance for out of pocket expenses incurred by Mr. Short in connection with services performed.

   Since June 2000, Mr. Richard Galloway provided consulting services to RTICA related to sales and marketing on a full time basis and is currently paid US$10,000 per month for services performed. Mr. Galloway has no written contract with RTICA, however, the Company intends to enter into a written consulting agreement with Mr. Galloway during the fiscal year ending May 31, 2002. Mr. Galloway has not been granted any bonuses or options to date.

   None of Rtica RTICA's other executive officers or directors presently receives or has received a salary or other compensation from RTICA or Rtica Inc. However, it is intended that certain of RTICA's officers may be employed in the future pursuant to written employment agreements. Management presently believes that none of the salaries with officers will exceed $30,000 during the fiscal year ending 2002.

Stock Option Plan

   The shareholders of RTICA have adopted the RTICA Corporation Stock Option Plan in order to provide an incentive for key directors, officers and employees. RTICA's stock option plan provides that the Board of Directors of RTICA may, from time to time in its discretion, grant to key directors, officers and employees and consultants providing significant time and attention to RTICA under contract to RTICA, or the registered retirement savings plan, or holding companies of them, the option to purchase shares of RTICA's Common Shares. The Board of Directors may determine the market price per share of common shares and the number of common shares which may be allotted to each such person or plan and all other terms and conditions of the option, in accordance with the applicable policies of any relevant regulatory authority or the Canadian Venture Exchange. These options will be exercisable for a period not exceeding 5 years from the date of grant. The shareholders have authorized the granting of up to 4,250,000 options by the directors. Currently there are 2,802,750 outstanding, which have been granted at the following exercise prices: 1,217,750 at $0.20 per share; 5,000 at $0.22 per share; 115,000 at $0.39 per share; 225,000 at
$0.48 per share; 95,000 at $0.53 per share; 100,000 at $0.55 per share; 100,000 at $0.57 per share; 10,000 at $0.66 per share; 85,000 at $0.68 per share; 235,000 at $0.70 per share; 100,000 at $0.72 per share; and 515,000 at $0.75 per share.

   RTICA's stock option plan provides that if a participant ceases to be eligible due to the loss of corporate office (being that of an officer or director) or employment or consultant status, the option shall expire after 90 days. The stock option plan also provides that the estate of a deceased participant can exercise the deceased's options for a period not exceeding six months following the date of the death.

Indemnification of Directors and Executive Officers and Limitation of Liability

   Part VII of the Company's By-Laws limits the personal liability of directors and officers to the Company or its shareholders for monetary damages arising from a breach of their fiduciary duty in certain circumstances. Part VII of the Company's By-Laws also provides that the Company may indemnify its officers and directors to the fullest extent permitted by the law from any liability and all costs, charges and expenses that such officer or director sustains in respect to any action, suit or proceeding that is proposed or commenced against him or her for or in respect the execution of the duties of his or her office.

Committees of the Board of Directors

   There are two Board Committees, the Audit Committee, comprised of three members, two of whom are unrelated directors and the Compensation Committee, comprised of three members, two of whom are unrelated directors.

Audit Committee

   The Audit Committee of the Board of Directors (the "Committee") is composed of three directors, two of whom are non-management directors. The current members of the Committee are Robert Stikeman, Martin Beck and Michael Boyd. The Audit Committee has direct communications channels with internal personnel responsible for financial statement preparation and with the Corporation's external auditors. The Committee monitors audit functions and the preparation of financial statements and meets with outside auditors independent of management. Additional responsibilities include the review of any auditors' reports to management and review of internal controls and transactions between officers and the Corporation. The Audit Committee met more than once between May 31, 2000 and May 31, 2001.

Compensation Committee

   The Compensation Committee of the Board of Directors (the "Committee") is composed of three directors, two of whom are non-management directors. The current members of the Committee are Robert Stikeman, Martin Beck and Michael Boyd. The Compensation Committee reviews the executive officers' compensation and management's recommendations on stock option grants to employees. The Committee meets as required to make recommendations to the Board of Directors with respect to senior executive compensation.

   The compensation of the Corporation's executive officers including those named in the Summary Compensation Table below (the "Named Executive Officers") is determined by the Board of Directors based on recommendations made by the Committee.

   Compensation for executive officers, including each of the Named Executive Officers, consists of a base salary and long-term share-based incentives, all of which are administered by the Committee.

   The Committee establishes salary ranges for the positions held by executive officers following an annual review of the responsibilities of the officer, the officer's performance, experience and years of service and the salary levels for comparable positions in other comparable companies. The Compensation Committee met more than once between May 31, 2000 and May 31, 2001.

Share Ownership

   The following table sets forth the beneficial ownership of shares of Common Shares of the Company as of January 29, 2002 of (i) the Chief Executive Officer and each of the Company's other executive officers, (ii) each director and nominee to serve as a director and (iii) all directors and executive officers of the Company as a group:

-----------------------------------------------------------------------------------------------------------------
                                                                           Amount and Nature
Name of                                                                            of               Percent of
Beneficial Owner                        Position with RTICA               Beneficial Ownership        Class(4)
-----------------------------------------------------------------------------------------------------------------
Warren Arseneau                         Director & President                   3,776,307               10.90%
-----------------------------------------------------------------------------------------------------------------
Martin H. Beck                          Director & Vice                        4,475,212 (1)           12.9%
                                        President, Technology
-----------------------------------------------------------------------------------------------------------------
Michael Boyd                            Director                                 847,722 (2)            2.40%
-----------------------------------------------------------------------------------------------------------------
Richard Galloway                        Vice President, Sales &                   33,000                 *
                                        Marketing
-----------------------------------------------------------------------------------------------------------------
Stevin Letwin                           Director                                     Nil                 Nil%
-----------------------------------------------------------------------------------------------------------------
Roger J. Short                          Director                               1,569,518                4.50%
-----------------------------------------------------------------------------------------------------------------
Robert H. Stikeman                      Director, Chief                          268,022                 *
Stikeman, Graham, Keeley & Spiegel LLP  Financial Officer &
220 Bay Street                          Secretary
7th Floor, Box 24
Toronto, Ontario M5J 2W4
Canada
-----------------------------------------------------------------------------------------------------------------
All directors and executive
officers as a group (7 persons)                                               10,969,781 (3)           31.6%
-----------------------------------------------------------------------------------------------------------------

*   Less than one percent.

(1) Includes 4,083,212 Common Shares owned by Greensulate L.L.C., a private U.S. company controlled by Martin Beck.

(2) Includes 352,631 Common Shares owned directly by Mr. Boyd; 141,937 Common Shares owned indirectly through Investor Services in Trust for Mr. Boyd's RRSP; and 362,154 Common Shares owned indirectly through Junior Industrial Finance Corp., a private company wholly owned by Mr. Boyd.

(3) Common Shares of which a person has the right to acquire pursuant to the exercise of options, warrants or other convertible securities are not considered to be outstanding for the purpose of computing the percentage ownership of such individual or group. See "Directors and Officers - Executive Compensation."

Certain Relationships and Transactions

   Except as set forth below, from the beginning of RTICA's last fiscal year through the date of this report RTICA has not entered into any transactions with any director, executive officer, director nominee, 5% or more shareholder, or any member of the immediate families of the foregoing persons (including spouses, parents, children, siblings and in-laws).

   1. In fiscal 2001, DevTech Labs Inc. ("DevTech") provided RTICA with product and process development services in consideration for US$10,668. Mr. Martin Beck, a Director of RTICA is the President, Director and a principal shareholder of DevTech. DevTech performs services for the Company pursuant to a consulting contract. The terms of this contract are set forth in the section entitled "Directors and Officers - Employment Agreements."

   2. On November 23, 1999, DevTech loaned Rtica, Inc, a wholly owned subsidiary of RTICA, US$25,000 pursuant to a promissory note bearing interest at a rate of 5.42% per annum with a maturity date of November 22, 2000. There was no prepayment penalty under the terms of the note. Rtica Inc. repaid the total indebtedness due under the note prior to the maturity date.

   3. Messrs. Arseneau, Boyd and Short, all of whom are Directors of RTICA, perform services for the Company pursuant to consulting contracts. The terms of these contracts are set forth in the section entitled "Directors and Officers - Employment Agreements."

   4. Mr. Robert Stikeman through Stikeman, Graham, Keeley & Spiegel LLP receives fees from RTICA in consideration for legal services provided to RTICA.

   Management believes that the terms of the transactions described above were comparable to those which could have been obtained from non-affiliated parties.

Forward-Looking Statements

   This Annual Report contains forward-looking statements that involve risks and uncertainties. These statements relate to the Company's future plans, objectives, expectations and intentions. The Company has identified these statements by the use of words such as "may," "will," "expect," "anticipate," "intend," "plan," "estimate," "believe," "continue" or other similar expressions. These forward-looking statements reflect RTICA's current expectations and assumptions as to future events that may not prove to be accurate. Actual results are subject to a number of risks and uncertainties and could differ immediately from those discussed in these statements. Factors that could contribute to these differences include, but are not limited to, our ability to adapt to current and future changes in technology; RTICA's ability to successfully commercialize development and sale of our product; its ability to introduce new and enhanced products on a timely basis; its ability to overcome significant and increas-ing competition in its industry; the impact of depending on a single supplier or a limited number of suppliers for key components and materials in its products; the Company's ability to attract and retain sufficient numbers of highly skilled technical, sales and marketing and other personnel; and its ability to sustain research and development activities. In addition, such forward-looking statements could be affected by general industry and market conditions as well as growth rates, general international economic conditions including exchange rate fluctuations, and other future factors. In light of the many risks and uncertainties surrounding RTICA's business and operations, RTICA cannot guarantee that the forward-looking statements described in this Annual Report will transpire. RTICA will undertake no obligation and does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Item 8:     ADDITIONAL INFORMATION

Additional Information

The Company will provide to any person, upon request to the Company:

   (a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities;

         (i) one copy of the Annual Information Form of the Company (the "AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

         (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed by the Company, together with the accompanying report of the auditors, and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period subsequent to the end of the Company's most recently completed financial year;

         (iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

         (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under
                (i) to (iii) above; or

   (b)   at any other time, one copy of any of the documents referred to in (a)
         (i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information regarding the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Company's information circular dated October 2, 2001 in respect of the Company's annual meeting of shareholders held on November 12, 2001. Additional financial information is provided in the Company's comparative consolidated financial statements for the fiscal year ended May 31, 2001.

For additional copies of this Annual Information Form, please contact:

Nick S. Tsimidis, Controller, C.A.
RTICA Corporation,
999 Barton Street,
Stoney Creek, Ontario
L8E 5H4
Tel: (905)-643-8669 x 230
Fax: (905)-643-1442

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             RTICA Corporation
                       ----------------------------------
                                (Registrant)

Date February 27, 2002                 By:   /s/Warren Arseneau
     -----------------                     ------------------------------
                                            *Warren Arseneau,
                                             President



* Print the name and title of the signing officer under his signature.